EXHIBIT 99.1 Appendix 3Y Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Aaron ERTER
Date of last notice	2 September 2022

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable.
Date of change	3 November 2022 (US Time)
No. of securities held prior to change	Return on capital employed restricted stock units (ROCE RSUs) Nil. Total shareholders return restricted stock units (TSR RSUs) Nil. Options over shares (Options) Nil.
Class	Unquoted restricted stock units and unquoted options.

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Number acquired	ROCE RSUs 119,174 TSR RSUs 193,525 Options 269,221
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil consideration, issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting.
No. of securities held after change
ROCE RSUs
119,174, representing:

•19,862 ROCE RSUs with a vesting date of 17/08/23;
•19,862 ROCE RSUs with a vesting date of 17/08/24;
•79,450 ROCE RSUs with a vesting date of 17/08/25.

TSR RSUs
193,525, representing:
•38,387 TSR RSUs with a vesting date of 17/08/23;
•39,450 TSR RSUs with a vesting date of 17/08/24;
•115,688 TSR RSUs with a vesting date of 17/08/25.

Options
269,221 with a vesting date of 3/11/2025.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Off market.
Grant of ROCE RSUs, TSR RSUs and Options on the terms outlined within the Annual General Meeting Notice of Meeting dated 23 September 2022 and as approved by the Shareholders on 3 November 2022 (US time).

+ See chapter 19 for defined terms.

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EXHIBIT 99.1 Appendix 3Y Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil.
Nature of interest	Nil.
Name of registered holder (if issued securities)	Nil.
Date of change	Nil.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil.
Interest acquired	Nil.
Interest disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil.
Interest after change	Nil.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable.
If prior written clearance was provided, on what date was this provided?	Not applicable.

+ See chapter 19 for defined terms.

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